

January 5, 2012

Mr. Javan Khazali
President
New Western Energy Corporation
20 Truman, Ste. 204
Irvine, California 92620

>   **Re: New Western Energy Corporation**
>   **Registration Statement on Form 10**
>   **Filed April 11, 2011**
>   **Current Reports on Form 8-K Furnished on October 17, 2011,**
>   **October 27, 2011 and November 14, 2011**
>   **File No. 0-54343**

Dear Mr. Khazali:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/H. Roger Schwall
>
>   Roger Schwall
>   Assistant Director